UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Syntroleum Corp.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

871630109
(CUSIP Number)

March 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: **

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871630109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Western Standard, LLC 26-2921385
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
504,845
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
504,845
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
504,845
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
5.1%
12.	Type of Reporting Person (See Instructions)
IA

CUSIP No. 871630109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eric D. Andersen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
504,845
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
504,845
	8.	Shared Dispositive Power
0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
504,845
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9)
5.1%
12.	Type of Reporting Person (See Instructions)
IN, HC

Item 1.

(a) Name of Issuer

Syntroleum Corp.

(b) Address of Issuer's Principal Executive Offices

5416 South Yale Avenue, Suite 400, Tulsa, Oklahoma 74135

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed on behalf of Western Standard, LLC (“Western LLC”) and Mr. Eric D. Andersen (each, a “Reporting Person”).

(b) Address of Principal Business Office or, if none, Residence

For each Reporting Person:

5900 Wilshire Blvd, Suite 650, Los Angeles, California 90036

(c) Citizenship

(i) Western LLC is an California limited liability company.

(ii) Mr. Andersen is a United States citizen.

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

871630109

Item 3. If this statement is filed pursuant to §240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);*
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: 504,845 (the “Shares”)

(b) Percent of class: 5.1% *

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 504,845

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 504,845

(iv) Shared power to dispose or to direct the disposition of: 0

* The ownership percentage of each Reporting Person is calculated based on an assumed total of 9,959,955 shares of the issuer’s Common Stock outstanding as of February 28, 2014, as reported in the Issuer’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 13, 2014.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The Shares are owned directly by Western Standard Partners, L.P. and Western Standard Partners QP, L.P., each a private fund sponsored and managed by Western LLC (the “Funds”). Neither of the Funds individually owns more than 5% of the Issuer’s total outstanding common stock. Western LLC may be deemed to be a beneficial owner of the Shares held by the Funds as, in its capacity as their general partner and investment manager, it has the power to vote and dispose of, or direct the voting and disposition of, the Shares.

Mr. Andersen is the managing member of Western LLC and the portfolio manager for the Funds. As the control person of Western LLC, Mr. Andersen may be deemed to beneficially own the Shares.

Pursuant to Rule 13d-4, Western LLC and Mr. Andersen each disclaims beneficial ownership of the securities owned directly by the Funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2014

Western Standard, LLC

/s/Eric D. Andersen
By: Eric D. Andersen

Its: Managing Member

/s/Eric D. Andersen
Eric D. Andersen

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